05036979

SE MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005

SEC FILE NUMBER
8-47830

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Cherry Street, Suite D
(No. and Street)

Columbia, MO 65201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ferd LaBrunerie 573-449-5313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Horton & Carlson, PC
(Name – *if individual, state last, first, middle name*)

209A East Green Meadows, Columbia, MO 65203
(Address) (City) (State) (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ferd LaBrunerie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBrunerie Financial Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

J. PAULS
Notary Public - Notary Seal
State of Missouri - County of Boone
My Commission Expires Aug. 26, 2008
Commission #04559923

J Pauls

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (Balance Sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. (Supplemental Information)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note G)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Note H)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Supplemental Information

LaBrunerie Financial Services, Inc.

December 31, 2004

LaBrunerie Financial Services, Inc.

TABLE OF CONTENTS

December 31, 2004

FINANCIAL STATEMENTS

Independent Auditors' Report 1
Balance Sheets 2
Statements of Income 3
Statements of Changes in Stockholders' Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6

SUPPLEMENTAL INFORMATION

Computation of Net Capital Pursuant to Rule 15c3-1(1) 11
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 12
Independent Auditors' Report on AML Compliance Required by the Patriot Act and NASD Rule 3011 14

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
LaBrunerie Financial Services, Inc.
700 Cherry Street, Suite D
Columbia, Missouri

We have audited the accompanying balance sheets of LaBrunerie Financial Services, Inc. (an S-corporation) as of December 31, 2004 and 2003 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Labrunerie Financial Services, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our audits were conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on pages 11-13 of our report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and NASD Rule 3011. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Horton & Carlson PC

Columbia, Missouri
February 13, 2005

Mexico • Sedalia • Marshall • Columbia

LaBrunerie Financial Services, Inc.

BALANCE SHEETS

	December 31 2004	December 31 2003
ASSETS		
CURRENT ASSETS		
Cash in bank	$19,797	$12,808
Commissions receivable	24,568	--
Prepaid expense	75	143
	44,440	12,951
OTHER ASSETS		
Brokerage account (unrestricted)--Note C	17	31
Brokerage account (restricted)--Note D	10,000	10,000
Available for sale investments--Note E	65,581	59,259
	75,598	69,290
PLANT AND EQUIPMENT		
Office furniture	23,581	20,186
Less accumulated depreciation	21,172	16,533
	2,409	3,653
	$122,447	$85,894
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITES		
Accounts payable	$ --	$ 912
Commissions payable	17,197	--
Lease payable (Note D)	--	847
Accrued payroll taxes	2,232	1,380
	19,429	3,139
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued	3,000	3,000
Paid in capital	69,130	69,130
Retained earnings	29,986	10,493
Accumulated other comprehensive loss	902	132
	103,018	82,755
	$122,447	$85,894

See accompanying notes to financial statements.

LaBrunerie Financial Services, Inc.

STATEMENT OF INCOME

	Year ended December 31 2004	2003
Sales	$679,760	$440,167
Commissions	522,432	319,081
GROSS PROFIT	157,328	121,086
Overhead Expenses		
Accounting	7,685	5,107
Advertising	620	2,890
Attorney fees	3,408	852
Bonuses	2,018	580
Compliance	8,375	5,492
Computer supplies	2,561	5,046
Contract labor	4,840	2,137
Contributions	350	75
Depreciation	4,639	2,619
Entertainment	792	--
Dues and subscriptions	6,648	5,481
Insurance	2,369	2,092
Interest expense	143	143
Meetings	575	1,041
Miscellaneous	1,761	1,268
Office expense	6,153	8,157
Parking	38	1,192
Payroll	55,668	49,151
Payroll expense	803	--
Payroll taxes	4,315	4,627
Postage	6,158	6,132
Printing	1,222	1,626
Rent	11,570	10,700
Taxes and licenses	235	280
Telephone	5,898	4,759
Website	2,075	940
TOTAL OVERHEAD EXPENSES	40,919	122,387
OPERATING INCOME	16,409	(1,301)
Other Income		
Interest income	32	323
Dividends	2,820	877
Gain on sale investments	232	--
Miscellaneous	--	19
TOTAL OTHER INCOME	3,084	1,219
NET INCOME	$19,493	$ (82)

See accompanying notes to financial statements.

LaBrunerie Financial Services, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 2002	$3,000	$69,130	$10,575	$(1,548)	$81,157
Net income	--	--	(82)	--	(82)
Change in unrealized holding gains (losses)	--	--	--	1,680	1,680
BALANCE AT DECEMBER 31, 2003	3,000	69,130	10,493	132	82,755
Net income	--	--	19,493	--	19,493
Change in unrealized holding gains (losses)	--	--	--	770	770
BALANCE AT DECEMBER 31, 2004	$3,000	$69,130	$29,986	$ 902	$103,018

See accompanying notes to financial statements.

LaBrunerie Financial Services, Inc.

STATEMENT OF CASH FLOWS

	Year ended December 31 2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$19,493	$ (82)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,639	2,619
Gain on sale of investments	(232)	--
Change in assets and liabilities increasing (decreasing) cash flows:		
Commissions receivable	(24,568)	3,181
Prepaid expense	68	607
Accounts payable	(912)	912
Leases payable	(847)	847
Commissions payable	17,197	(2,545)
Accrued payroll tax	852	29
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,690	5,568
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of equipment	(3,395)	(3,453)
Proceeds from sale investments	45,209	28,998
Purchase of investments	(44,207)	(32,255)
Decrease in brokerage account	14	56
Increase in available-for-sale	(6,322)	(1,213)
NET CASH USED BY INVESTING ACTIVITIES	(8,701)	(7,867)
CHANGE IN CASH AND CASH EQUIVALENTS	6,989	(2,299)
Cash and cash equivalents at beginning of year	12,808	15,107
CASH AND CASH EQUIVALENTS AT END OF YEAR	$19,797	$12,808

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2004	2003
Cash paid for interest	$ 143	$ 143

No cash was paid for taxes in 2004 or 2003.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows. Non-cash transactions in 2004 and 2003 included changes in the unrealized gain on investments of $1,002 and $1,680, respectively.

See accompanying notes to financial statements.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The company was incorporated on September 8, 1994 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2004 were $24,568. There were no commissions receivable at December 31, 2003.

Commissions payable at December 31, 2004 were $17,197. There were no commissions payable at December 31, 2003.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Compensated Absences: Compensated absences have not been accrued in the financial statements because the amount cannot be reasonably estimated.

NOTE B--RELATED PARTY TRANSACTIONS

Ferd and Alex LaBrunerie are each a 50% shareholder and serve as directors and officers of the Company. Commissions paid to related parties were:

	2004	2003
Ferd LaBrunerie	$224,012	$124,140
Alex LaBrunerie	247,505	176,489

NOTE C--RESTRICTIONS ON CASH

The Company is required by its brokerage firm to maintain $10,000.00 in a house account with them. The balance in this account at December 31, 2004 and 2003 was $10,017 and $10,031, respectively. $10,000.00 of this amount has been reported as restricted cash under other assets.

NOTE D--LEASES

The Company's current office rent is $950 per month and the lease expires February 28, 2005. Minimum lease payments are:

2005	$ 1,900

This lease will continue on a month by month basis but will not be renewed. The Company is looking for a larger office space.

NOTE E--INVESTMENTS

Available-for-sale investments are reported at market value. Income recognized on dividends and capital gain distributions is added to the investment's cost basis. Unrealized gains and losses arising from changes in the market are reported as a separate component of retained earnings. At December 31, 2004 and 2003 investments consisted of:

2003	Beginning Fair Value	Reinvested Interest & Dividends	Market Change	Transfers, Purchases & Sales	12/31/03 Fair Value
American Balanced Fund	$13,579	$221	$2,746	$ --	$16,546
Pimco Funds	10,617	420	47	--	11,084
Nuveen	--	476	(876)	15,000	14,600
Cortland Trust	--	10	(244)	5,289	5,055
US Treasury Bills	--	--	7	11,967	11,974
	$24,196	$1,127	$1,680	$32,256	$59,259
2004					
American Balanced Fund	$16,546	$817	$834	$ 5,000	$23,197
Pimco	11,084	161	(8)	(11,237)	--
Nuveen	14,600	1,832	40	14,458	30,930
Cortland Trust	5,055	10	--	(3,569)	1,496
US Treasury Bills	11,974	--	136	(2,152)	9,958
	$59,259	$2,820	$1,002	$ 2,500	$65,581

An unrealized gain of $1,002 has been charged to other comprehensive income for the year ended December 31, 2004. An unrealized gain of $1,680 has been charged to other comprehensive income for the year ended December 31, 2003.

NOTE E--INVESTMENTS - Cont'd

The company liquidated one fund and redeemed three US Treasury Bills in 2004:

	Gross Amortized Cost	Sale Price	Recognized Gain/(Loss)
Pimco	$11,110	$11,209	$ 99
US Treasury Bills	33,867	34,000	133
	$44,977	$45,209	$232

For purposes of computing net capital pursuant to Rule 15c3-1(1) market values of investments must be reduced (haircut) as follows:

Government Securities (3-6 months)	½%
Money Market Funds	2%
Mutual Funds	15%
Securities	15%

At December 31, 2004 and 2003 these amounts were:

	2004		2003	
	Value	Haircut	Value	Haircut
Government Securities (3-6 months):				
US Treasury Bills	$9,958	$50	$11,974	$60
Money Market Funds:				
Brokerage account	10,017	200	10,030	201
Cortland Trust	1,496	30	5,055	101
Mutual Funds:				
American Balanced Fund	23,197	3,480	16,546	2,481
Pimco Funds	--	--	11,084	1,663
Nuveen	30,930	4,640	14,600	2,190
	$75,598	$8,400	$69,289	$6,696

These investments are held to satisfy reserve requirements and are not held for trading purposes.

NOTE F--NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000.00. On December 31, 2004 the Company had net capital of $92,134. ($42,134) in excess of minimum required amount). The percentage of aggregate indebtedness to net capital was 21.09%. On December 31, 2003 the Company had net capital of $72,262 ($22,262 in excess of minimum required amount). The percentage of aggregate indebtedness to net capital was 4.34%.

NOTE G--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2004 and 2003, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE H--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2004 and 2003 there were no material differences with respondent's unaudited report.

SUPPLEMENTAL INFORMATION

LaBrunerie Financial Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1(1)

December 31, 2004

NET CAPITAL	2004	2003
Ownership Equity	$103,018	$82,755
Less non-allowable assets:		
Prepaid expense	75	143
Net fixed assets	2,409	3,654
	2,484	3,797
TOTAL ALLOWABLE CAPITAL	100,534	78,958
Less Haircuts on Investments	8,400	6,696
TOTAL NET CAPITAL	92,134	72,262
MINIMUM NET CAPITAL REQUIREMENT	(50,000)	(50,000)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$42,134	$22,262
TOTAL AGGREGATE INDEBTEDNESS	$19,430	$ 3,139
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	21.09%	4.34%

See independent auditors' report

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
LaBrunerie Financial Services, Inc.
700 Cherry Street, Suite D
Columbia, Missouri

In planning and performing our audits of the financial statements and supplemental schedules of LaBrunerie Financial Services, Inc. for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparison.

2) Recordation of differences required by Rule 17a-13.

3) Compliance with the requirements for prompt payment for securities under Section 4(c) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Mexico • Sedalia • Marshall • Columbia

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
February 13, 2005

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

Board of Directors
LaBrunerie Financial Services, Inc.
700 Cherry Street, Suite D
Columbia, Missouri

We have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of LaBrunerie Financial Services, Inc. as of December 31, 2004 and 2003 and have issued our report thereon dated February 13, 2005

In planning and performing our audit of the financial statements and supplemental schedules MidAmerica Financial Services, Inc. for the years ended December 31, 2004, we also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

Mexico • Sedalia • Marshall • Columbia

Our consideration of these practices and procedures would not necessarily disclose all matters in respect to anti money laundering that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The Company was not in compliance with the provisions of the Patriot Act and NASD Rule 3011 during the first part of 2004. We were requested to review the Company's policies and procedures regarding the Patriot Act and NASD Rule 3011 in October 2004 and recommended several changes to the Company to bring them into compliance. The changes have been implemented and the Company was in compliance with the Patriot Act and NASD Rule 3011 at December 31, 2004.

We understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures, except as discussed in the preceding paragraph, were adequate at December 31, 2004 to meet the NASD's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
February 13, 2005